Exhibit 99.3

Ninetowns Acquires B2B Search Engine - A New Milestone in Ninetown's Strategic B2B Development

Monday April 9, 9:29 am ET

BEIJING, April 9 /Xinhua-PRNewswire/ -- Ninetowns Internet Technology Group Company Limited (Nasdaq: NINE - News), China's leading provider of online solutions for international trade, today announces the next step in the development of its new business-to-business ("B2B") strategy.

NEW STRATEGY

Leveraging its market intelligence in business-to-government (''B2G'') trade processing, Ninetowns will introduce new B2B vertical search capabilities into its service profile with pioneering vertical search technology. This added functionality will provide industry-specific websearch for suppliers and buyers engaged in international trade. In addition, Ninetowns expects to utilize its supplier quality verification technology based on its existing iDeclare and iProcess service platforms to enhance search result relevancy and depth.

For the development and integration of its vertical search technology, Ninetowns entered into a definitive agreement today to acquire a related party of Beijing Baichuan Tongda Science and Technology Development Co., Ltd. (''Baichuan''), a leading Chinese vertical search engine, and will also enter into a number of service and other agreements with Baichuan. Established in 2004 as a software developer of supply chain, e-commerce and trade solutions, Baichuan has evolved to become a B2B vertical search engine and an independent assessor of suppliers through Baichuan's launch of Yaphon ( http://www.yaphon.com ) in 2006. In addition, Baichuan's Total Quality Sourcing (''TQS'') system enables it to build a unique ranking algorithm which can significantly improve search result relevancy. Baichuan has entered into alliances with more than 30 Chinese B2B portals for information on some 1.5 million products available from over 400,000 Chinese suppliers. Baichuan is believed to be the first B2B vertical search engine developed in China, providing it with a first-mover advantage and brand name recognition.

Ninetowns' Chief Executive Officer, Mr. Shuang Wang commented, ''This technology is strategically important for Ninetowns, as it will sharpen our business model and accelerate the development of our B2B business. By integrating Baichuan's pioneering vertical search technology and supplier ranking system, TQS, with the in-depth quality validation process offered by Ninetowns' existing software solutions, for advanced information optimization and indexing, we are confident in our ability to provide our B2B users with efficiently and effectively ranked search results. By positioning ourselves as a B2B search and service provider, we will continue to enrich our B2B search capability with more value-added services to expand the user experience of our customers. Meanwhile, we will continue to seek opportunities to cooperate with other B2B platforms and technology to further increase our service profile.''

Mr. Tommy Fork, Chief Financial Officer of Ninetowns, commented, ''This acquisition highlights Ninetowns' ability to leverage its leading-edge platform and expertise into new business opportunities. Our stated goal is to expand our business model in international trade-enabling services to create new revenue streams, and we believe this acquisition positions us to do so. We will work to maximize the value creation potential of this opportunity, and while this will not be a fully transformative event in terms of immediate impact on revenue, we expect the acquisition to be accretive in the medium term.''

ACQUISITION OF AMPLE SPRING

Ninetowns, through its wholly-owned subsidiary, Ixworth Enterprises Limited, entered into a definitive agreement to acquire 70% of the equity interest of Ample Spring Holdings Limited (''Ample Spring'') through the purchase of exiting shares for approximately US$13.5 million and the subscription of new shares for approximately US$13.5 million. As a condition to the closing of the acquisition, Beijing Ninetowns Network and Software Co., Ltd. (''Ninetowns Network''), which is another wholly-owned subsidiary of Ninetowns, will enter into a number of service and other agreements with Baichuan pursuant to which Ninetowns Network will become the exclusive service provider of Baichuan. The completion of the acquisition is subject to customary closing conditions. Subsequent to the completion of the acquisition, Ninetowns Network expects to assign all of its rights under its agreements with Baichuan to a wholly-owned subsidiary to be formed by Ample Spring.

About Beijing Baichuan Tongda Science and Technology Development Co., Ltd.

Baichuan is the primary operator of the domain www.yaphon.com, which is an independent vertical search engine focusing on searching and ranking of the local and regional Chinese suppliers for international buyers. Currently, Baichuan employs 110 full-time employees in China. More information can be found at http://www.yaphon.com .

About Ninetowns Internet Technology Group Company Limited

Ninetowns (Nasdaq: NINE - News) is the leading provider of online solutions for international trade, with its key services in automating import/export e-filing, as well as in providing effective and efficient business-to-business search. Ninetowns has been listed on the NASDAQ Stock Exchange since December 2004 under the symbol ''NINE.'' More information can be found at http://www.ninetowns.com/english .

Forward-Looking Statements

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as "may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. All forward- looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains, competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

For more information, please contact:

Ms. Xiaoyan Su or Ms. Lisa Zheng
Investor Relations
Ninetowns Internet Technology Group Company
Tel:	+86-10-6588-2256
Email: ir@ninetowns.com

Investor Relations (US):
Mahmoud Siddig, Director
Taylor Rafferty
Tel:	+1-212-889-4350
Email: ninetowns@taylor-rafferty.com

Investor Relations (HK):
David Dambro, Director
Taylor Rafferty
Tel:	+852-2167-2006
Email: ninetowns@taylor-rafferty.com

Source: Ninetowns Internet Technology Group Company